FOR IMMEDIATE RELEASE


                   YOGEN FRUZ WORLD-WIDE INCORPORATED REPORTS
               RECORD NET EARNINGS, REVENUES FOR FIRST NINE MONTHS

Toronto, Canada - July 6, 1998 - Yogen Fruz World-Wide Incorporated (TSE: YF.A) is pleased to report record earnings for the three months ended May 31, 1998. Net earnings were $6,621,409 ($0.15 per share fully diluted) versus $2,860,156 ($0.09 per share fully diluted) in the same period last year. Record revenues jumped to $31,531,258 versus $10,360,759, an increase of $21,170,499 or 204 per cent. These improved results were primarily due to the recent merger with Integrated Brands Inc.

For the nine months ended May 31, 1998, record net earnings advanced by 100 per cent to $10,432,968 ($0.26 per share fully diluted) versus $5,311,282 ($0.17 per share fully diluted) in the same period last year. The increase in earnings per share occurred even though 8,716,721 more weighted fully diluted shares were outstanding in the first nine months of fiscal 1998. Revenues jumped to a record $53,622,804 versus $25,118,013 in the same period last year, an increase of $28,504,791 or 113 per cent. The Company has cash holdings of $29,718,448.

For the three months ended May 31, 1998, product sales advanced to $24,116,318 versus $6,648,140 due to the contribution from Integrated Brands and the overall growth of the system in the quarter. Franchising income and fees also increased to $3,057,249 versus $2,297,837, once again due to the merger with Integrated Brands offset by fewer Master Franchise Agreements signed in the quarter. Corporate store sales were $3,243,424 compared to $480,516. The increase in store sales was primarily a result of the Golden Swirl stores acquired on May 31, 1997. "All of our Brands continued to contribute towards our record sales and net earnings, as exemplified in this quarter," said Michael Serruya, Yogen Fruz Co-President and Co-CEO. "Continued growth in net earnings reflect progress made on several fronts including acquisitions, consolidation and international expansion," said Michael Serruya.

On March 18, 1998, Yogen Fruz completed its merger with Integrated Brands Inc., which markets, sells and distributes Tropicana(R) frozen desserts, as well as a variety of other branded frozen dessert products, under the Betty Crocker(R), Yoplait(R), Colombo(R), Trix(R), Lucky Charms(R) and Yoo Hoo(R) brand names, pursuant to long-term exclusive license agreements. Integrated Brands Inc., directly and through subsidiaries, also operates, franchises and licenses Swensen's(R) Ice Cream, Steve's(R) Ice Cream and triple trademark frozen dessert stores throughout the United States and certain foreign countries. "The acquisition of Integrated has significantly increased our U.S. distribution base and assisted us in establishing clear brand leadership," said Michael Serruya. "The Tropicana frozen dessert and Yogen Fruz's yogurt and ice cream products are natural companions," said Richard E. Smith, Yogen Fruz Co-President and Co-CEO. "Initial response in Canada has exceeded our expectations and has assisted Yogen Fruz in making the transition from a successful entrepreneurial company to a major and rapidly growing global enterprise in the consumer products sector."

As well during this quarter, Yogen Fruz announced a partnership with Pizza Hut Canada, a division of Tricon Global Restaurants (Canada) Inc., where corporate and franchised Pizza Hut restaurants in Canada will carry the I Can't Believe It's Yogurt (ICBIY) product. The ICBIY brand will be the centerpiece of Pizza Hut's re-launch of their famous dessert bar. "Pizza Hut and Yogen Fruz are a terrific combination because together they combine Canada's favourite choice in pizza with one of the country's top choices for dessert and refreshment. This alliance is unprecedented in our industry," said Michael Serruya.

During this quarter, Yogen Fruz World-Wide Incorporated added 726 outlets to its global system. In the U.S., 221 outlets were opened, 94 of which were added to our system by our Swensen's Ice Cream brand. In Canada, 364 outlets were launched, 200 of which were due to the partnership signed with Pizza Hut Canada, to carry the ICBIY brand. Internationally, we added 141 outlets, 130 of which fall under our Swensen's brand.

As of May 31, 1998, the Company had 4,762 locations in 82 countries, and is the world's largest franchisor of frozen yogurt outlets, operating a Family of Brands, including Yogen Fruz, Bresler's Ice Cream, I Can't Believe It's Yogurt, Golden Swirl, Paradise, Ice Cream Churn, Swensen's Ice Cream, Steve's Ice Cream and Java Coast Fine Coffees.

Summary Financial Data:

                                              Nine Months Ended May 31                  Three Months Ended May 31
                                        -----------------------------------         ----------------------------------
                                            1998                  1997                  1998                 1997
                                        ------------          -------------         -------------        -------------
Revenues                                $ 53,622,804          $   25,118,013        $   31,531,258       $  10,360,759

Earnings Before Amortization
   And Income Taxes                     $ 14,586,771          $    6,956,478        $    9,257,475       $   3,602,962

Amortization                            $  1,973,023          $    1,208,936        $      834,136       $     392,846

Earnings Before Income Taxes            $ 12,613,748          $    5,747,542        $    8,423,339       $   3,210,116

Income Taxes                            $  2,180,780          $      436,260        $    1,801,930       $     349,960

Net Earnings                            $ 10,432,968          $    5,311,282        $    6,621,409       $   2,860,156

Earnings Per Shares
   Basic                                $0.28                 $0.19                 $0.16                $0.10
   Fully Diluted                        $0.26                 $0.17                 $0.15                $0.09

Cash on hand                            $ 29,718,448          $   27,609,539




For further information contact:

Michael Serruya/Richard E. Smith
Co-President, Co-CEO
Yogen Fruz World-Wide Incorporated
Tel: 905-479-8762/Tel: 516-737-9700
Fax: 905-479-5235/Fax: 516-737-9792